Michael L. Glaser
mglaser@stklaw.com
Direct Dial (720) 931-8133
Direct Fax 720/228-2285
Fax (303) 572-7883

September 5, 2006

Via Facsimile 212/772-9205

William Bennett, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission 100 F Street N.E.
Mail Stop 3720
Washington, DC 20549

RE:	Telemetrix Inc.’s Further Revisions to Preliminary Proxy Statement Schedule 14-A, Filed August 14, 2006, File No. 014724; Our Telephone Conversation of August 30, 2006

Dear Mr. Bennett:

     I enclose further revisions to Telemetrix Inc.‘s revised Preliminary Proxy Statement for Schedule 14-A, filed August 14, 2006.

     The revisions consist of the following changes:

     1. A descriptive cross-reference in the table captioned “Five Percent or Greater Beneficial Owners” about the beneficial ownership amount for Michael L .Glaser if shareholders approve an increase in the authorized number of shares of common stock under Proposal Three and the Settlement Agreement under Proposal Five to the table captioned “Summary of Shares of Common Stock to be Issued if Shareholders Approve an Increase in Capitalization and Approve the Settlement Agreement, and the Person or Entity Receiving the Newly-Issued Common Shares”, set forth under those proposals;

     2. A description cross reference in the table captioned “Five Percent or Greater Beneficial Owners” for Dianne B. Larkowski if shareholders approve an increase in the authorized number of shares of common stock under Proposal Three to the table captioned “Summary of Shares of Common Stock to Be Issued if Shareholders Approve an Increase in Capitalization and Approve the Settlement Agreement and the Person or Entity Receiving the Newly-Issued Common Shares Under Proposal Three; and

     3. A brief summary of the dispute between TowerGate and Nyssen and the majority shareholders of Telemetrix which occurred in the fall of 2004, and which was set forth in detail in Schedule 14-C filed by Telemetrix on October 21, 2004. The summary is included under Proposal Five.

1050 Seventeenth Street, Suite 2300, Denver, CO 80265 o (303) 572-9300 o www.stklaw.com
____________________________________________________________________________________________________________
DENVER, CO O KANSAS CITY, MO O OVERLAND PARK, KS O SPRINGFIELD, MO O PHOENIX, AZ O ST. JOSEPH, MO

William Bennett, Esq.
September 5, 2006

     Should you have any questions about these changes, please contact me at the above telephone number. If you approve the changes, please contact me to advise if Telemetrix can file it final Proxy Statement on Schedule 14-A

Very truly yours, /s/ Michael L. Glaser

MLG/dsg
Enclosures
bcc: Dianne Larkowski